Exhibit 99.1

GreenPower Reports Record Revenue of $15.3 million for the Fourth Quarter and $39.7 million for Fiscal 2023

VANCOUVER, BC, July 17, 2023 /PRNewswire/ -- GreenPower Motor Company Inc. (Nasdaq: GP) (TSXV: GPV) ("GreenPower" and the "Company"), a leading manufacturer and distributor of purpose-built, all-electric, zero-emission medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector, today announced record revenues and deliveries for its fourth quarter and year ended March 31, 2023.

GreenPower reported revenues of $15.3 million for the fourth quarter, three and half times the revenue from the previous year's fourth quarter. The company delivered 123 vehicles with a majority of the deliveries being EV Star Cab and Chassis, as well as EV Star Cargoes, EV Stars and Nano BEAST Type A school buses.

Revenue for the year ended March 31, 2023, was $39.7 million generating a gross profit of $7.3 million compared to $17.2 million, with a gross profit of $3.9 million from the previous year.

"GreenPower continued with record-setting revenues and deliveries in the fourth quarter," said Fraser Atkinson, GreenPower Chairman and CEO. "Of significant note is the operational improvements we've made, which are critical in attaining profitable operations. The Selling, General and Administrative costs (SGA) as a percent of revenue have been reduced to 36% in the fourth quarter and the inventory is now less than four quarters of the cost of goods sold (COGS)."

Quarters:	31-Mar-23	31-Dec-22	30-Sep-22	30-Jun-22
		(restated*)	(restated*)	(restated*)

Revenues	$ 15,304,288	$ 12,803,038	$ 7,737,459	$ 3,851,105
SGA as a percent of revenues	36%	41%	61%	133%

At the year-end, GreenPower held $41.6 million in inventory, including $31.9 million in finished goods inventory that is expected to be used to fulfill existing customer orders. "The commercial vehicle group presently has 42 active orders and 141 signed purchase orders for various EV Star models. The school bus group has 63 active orders for the BEAST and Nano BEAST school buses with deliveries for the first orders utilizing current inventory," Atkinson stated. "Importantly GreenPower is not presently having to utilize any of its $8 million line of credit and has approximately $1.5 million of cash in the bank providing the business with $9.5 million of funding to support continued growth."

Fiscal Year 2023 Highlights:

  Generated record revenues of $39,695,890 in the 2023 fiscal year, an increase of 130% over the previous year's revenue of $17,236,773. Gross profit was $7,250,054 in 2023 compared to $3,876,705 in the prior year.
  Delivered 299 GreenPower vehicles compared to 93 vehicles in the previous year.
  Closed the Contract of Lease-Purchase in May 2022 and in August took possession of the 80,000 square foot facility in South Charleston, West Virginia to manufacture all-electric school buses among other electric vehicles.
  Delivered the first EV Star 22' Cargo vans in May 2022.
  Acquired Lion Truck Body, a body builder based in California.
  Commenced deliveries of the EV Star Cab and Chassis vehicles to Workhorse in August.
  Delivered the first Nano BEAST Type A all-electric, purpose-built school bus with a rear curbside lift and wheelchair securement. GreenPower's Nano BEAST won the "Innovation Award for Best Green Bus Technology" from School Transportation News.
  Commenced the school bus pilot project in the state of West Virginia and by the end of the year, GreenPower had completed four of the five rounds.
  Appointed Claus Tritt as Vice President of Medium Duty and Commercial Vehicle Sales. A nationwide network of dealers for commercial truck sales has started being developed.
  Raised $4.9 million gross proceeds in the second half of the year from the sale of the Company's shares using its ATM.

After the year-end, GreenPower secured a $15 million order with a $3 million deposit from the state of West Virginia for 37 Type D BEAST and four Type A Nano BEAST school buses. This is in addition to the BEAST school bus ordered by Kanawha County (West Virginia) School District in January.

GreenPower commenced deliveries of the EV Star Cab and Chassis to Workhorse in the summer of 2022. "We are actively working with our supply chain and shipping network in order to optimize the run-rate of deliveries to Workhorse as well as working diligently on certain improvements to create the most compelling medium-duty, all-electric cab and chassis in the market," said Brendan Riley, President of GreenPower. "GreenPower's EV Star platform is being continuously improved but, even as it stands now, this platform provides the highest payload and longest range in its class."

In May 2022, GreenPower closed the Contract of Lease-Purchase and took possession of the 80,000 square foot facility in South Charleston, West Virginia in August 2022. "We have completed the initial tooling and have begun building the first tranche of Type A Nano BEAST school buses in the South Charleston facility. We will begin building the Type D BEAST school bus in the facility later this year," Riley stated. "We are also continuing to provide support and services for our east coast sales activities and our Workhorse cab and chassis from South Charleston."

In July, GreenPower acquired Lion Truck Body through an asset purchase agreement. "During the year, GreenPower co-developed and introduced two new products consisting of a high voltage refrigerated box truck and a lightweight aluminum stake bed. We are evaluating additional all-electric products we can build with Lion Truck Body using our EV Star platform," Riley continued. "We have also started the process of turning Lion Truck Body from a regional body builder to a national brand leveraging our dealer network and production facility in West Virginia."

Fourth Quarter 2023 Financial Highlights:

  Recorded revenues in the fourth quarter of $15,304,288, an increase of 255% over the revenue of $4,313,964 for the fourth quarter in the previous fiscal year. Revenue was generated from the sale of vehicles, parts, finance and operating leases and Lion Truck Body.
  Cost of revenues in the quarter were $12,954,808 generating a gross profit of $2,349480 of revenues compared to a gross profit of $597,033 for the same quarter in the previous fiscal year. The Company expects that gross profit margins will vary due to the sales mix and higher volume sales to select customers.
  Reported deferred revenue of $10 million at the end of the current quarter including the current portion of $8.1 million.
  Working capital improved to $27.7 million at the end of the fourth quarter compared to $25.6 million at the end of the third quarter.
  Inventory of $41.6 million at the end of the quarter includes $31.9 million of finished goods inventory primarily representing EV Star Transit Pluses, EV Star Cab and Chassis, EV Stars, EV Star Cargos, and BEAST and Nano BEAST school buses.

For additional information on the results of operations for the years ended March 31, 2023 you can find the audited financial statements and related reports posted on GreenPower's website as well as on www.sedar.com or filed on EDGAR.

* The Company restated the quarters ended December 31, 2022, September 30, 2022 and June 30, 2022 in the table above for (i) the allocation of certain costs of conversion to inventory pursuant to IAS 2, and (ii) the determination that certain customer deposits have a financing component pursuant to IFRS 15. For the quarters ended December 31, 2022, September 30, 2022 and June 30, 2022, the changes increased revenue by $31,858, $10,998 and nil respectively, changed earnings (loss) by ($7,391), ($44,928), and $20,615 respectively, changed working capital by ($31,706), ($24,315), and $20,615 respectively, changed total assets by $271,460, $220,081, and $158,315 respectively, and changed shareholder's equity by ($31,706), ($24,315) and $20,614 respectively.

For further information contact

Fraser Atkinson, CEO
(604) 220-8048

Brendan Riley, President
(510) 910-3377

Michael Sieffert, CFO
(604) 563-4144

Allie Potter
Media Relations / Press Inquiries
(218) 766-8856

About GreenPower Motor Company Inc.
GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van and a cab and chassis. GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California. Listed on the Toronto exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to www.greenpowermotor.com

Forward-Looking Statements
This document contains forward-looking statements relating to, among other things, GreenPower's business and operations and the environment in which it operates, which are based on GreenPower's operations, estimates, forecasts and projections. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "upon", "may", "should", "will", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. A number of important factors including those set forth in other public filings (filed under the Company's profile on www.sedar.com) could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. GreenPower disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. All amounts in U.S. dollars. ©2023 GreenPower Motor Company Inc. All rights reserved.